

February 28, 2024

Andrew Thut
Chief Executive Officer
4Front Ventures Corp.
7010 E. Chauncey Lane, Suite 235
Phoenix, AZ 85054

> **Re: 4Front Ventures Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated February 7, 2024**
> **File No. 000-56075**

Dear Andrew Thut:

We have reviewed your February 7, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 30, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial and Performance Measures
Adjusted EBITDA, page 38

1.   We note your response to prior comment 1. It is unclear from your response why accounting for a failed lease back transaction under US GAAP, as though it did not fail, does not constitute an individually tailored recognition method under Question 100.04 of the Compliance and Disclosure Interpretations ("C&DIs") for Non-GAAP Financial Measures. Please specifically tell us how you considered the guidance of Question 100.04 in determining that your presentation does not constitute an individually tailored recognition method or remove this adjustment from future filings.

2. We note your response to comment 2 and that you believe that your Matteson facility charges are not normal, recurring, cash operating expenses necessary to operate your business. We note that your company appears to be growing and that you will continue to construct new facilities as you grow. You further state your Matteson facility charges have historically varied from period to period and are based on factors largely outside of your control, such as labor costs and rates of inflation. It appears you are trying to normalize your costs. Considering these factors outlined, please explain to us in more detail how you considered if the Matteson facility start-up costs are normal, recurring, cash operating expenses necessary to operate your business. Refer to the guidance in Questions 100.01 of the C&DIs for Non-GAAP Financial Measures.

3. We note from your response to prior comment 3 that you have excluded $3.8 million of litigation funding from your adjusted EBITDA. However, your proposed disclosures in response to comment 3 in our letter dated December 15, 2023 does not appear to exclude the litigation funding from adjusted EBITDA. Please address the following:

    -   Clarify if the $3.8 million litigation funding is included in your Adjusted EBITDA subtotal for the year ended December 31, 2022.
    -   If litigation funding is not included in your Adjusted EBITDA subtotal, tell us which line item in your Adjusted EBITDA reconciliation includes the adjustment to remove this amount; and
    -   If the litigation funding is not included, please explain to us why you did not include this funding in your measure.

4. We note your response to prior comment 4 and please address the following related to your Adjusted EBITDA reconciliation:

    -   Tell us how the $7.4 million Employee Retention Tax Credit disclosed on pages 38 and F-37 is accounted for in your adjusted EBITDA presentation. If this amount is included in your Adjusted EBITDA, tell us how you considered the guidance of Question 100.03 of the C&DIs for Non-GAAP Financial Measures.
    -   Explain why you are including bad debt expense within your Adjustments for acquisition, transaction, and other non-cash costs line item. Explain to us in more detail the nature of this item and tell us how you considered Question 100.01 of the C&DIs for Non-GAAP Financial Measures.

5. We note within your Form 8-K filed on November 23, 2023 that you present non-GAAP financial measures, but you do not present the most directly comparable GAAP measures with equal or greater prominence. For each non-GAAP financial measure you present, including within your press release headlines, please present the most directly comparable GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K.

Please contact Eric Atallah at 202-551-3663 or Tara Harkins at 202-551-3639 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences